Exhibit 99.2

Wabash National Corporation

Supreme Acquisition: Delivering on Our Strategic Plan – August 9, 2017

Presentation Script

The following script should be read in conjunction with the accompanying slide presentation, which contains, among other information, source data for certain information set forth in the script.

Michael Pettit, Vice President of Finance and Investor Relations

Thank you, and good morning. Welcome, everyone, to the Wabash National Corporation and Supreme Industries, Incorporated acquisition announcement. This is Mike Pettit, Vice President of Finance and Investor Relations for Wabash National.

There is a slide deck to accompany our comments today. The slide deck is available on our website and has been filed with the SEC as well.

Following this introduction, you will hear from Dick Giromini, Chief Executive Officer of Wabash National and Brent Yeagy, President and Chief Operating Officer of Wabash National, on some additional details of the strategic rationale of this exciting announcement. Jeff Taylor, Wabash’s CFO, is also on the call and will be available for questions after the prepared remarks.

Before we begin, I’d like to cover two brief items. First, please note that this call is being recorded and a replay will be available on the Investor Relations section of our website. Second, as with all of these types of presentations, this morning’s call contains certain forward-looking information, including statements about both companies’ future prospects, accretion assumptions, synergy estimates, the industry outlook, backlog information, financial condition, and other matters. As you know, actual results could differ materially than those projected in the forward-looking statements. These statements should be viewed via the cautionary statements and risk factors set forth from time to time in the Company’s filings with the Securities and Exchange Commission.

With that, it is my pleasure to turn the call over to Dick Giromini, CEO.

Richard J. Giromini, Chief Executive Officer

Thanks, Mike. As you read in yesterday’s press release, Wabash National has entered into a definitive agreement to acquire all outstanding shares of Supreme Industries, Incorporated for $21 per share.

This acquisition advances our strategy to be a more diversified industrial manufacturer and significantly increases our presence in the important final mile space.

You have heard me say over the past couple of years that we would be strategic but selective as we evaluated opportunities to grow the company. I can definitively say Supreme meets all of our key criteria for a successful acquisition, and that’s what we want to review with you today.

Let’s talk high level for a moment. For listeners who are following along with the downloaded presentation, we’ll move to slide 4, titled Transaction Rationale, and discuss some of the key points of this important deal.

First, and most importantly, the acquisition significantly advances the execution of our final mile strategy. We have been growing in this space since launching our dry and refrigerated truck body initiative in late 2015, and are on track to achieve our target revenue goals in this segment, as shared on our Q2 earnings call two weeks ago. However, this acquisition is a game changer. Supreme is the second largest truck body manufacturer in the U.S., allowing us to accelerate our growth and greatly expand our presence in Final Mile, with increased distribution paths and greater customer reach.

Second, this acquisition propels our efforts to further diversify the company. It significantly reduces our dependence on the dry van demand cycle, and establishes a leadership position in the medium- and light-duty segments.

And third, the synergy opportunities are significant. The complementary nature of the product portfolio, manufacturing footprint, and enhanced economies of scale, point to significant cost synergies that can deliver almost immediate impact. Additionally, we see longer-term potential upside through cross-selling and R&D improvements. And the highly attractive growth and margin profile will generate earnings accretion in the first full calendar year.

Let’s turn to slide 5.

As I mentioned earlier, one of the most important considerations for this acquisition is that it accelerates our organic growth in Final Mile. We’ve made great progress since we entered this space and introduced our dry and refrigerated truck bodies in late 2015.

We continue to innovate our product offerings with new technologies, such as lighter weight DuraPlate panels with honeycomb core, and our new proprietary molded structural composite panels and floors that are lighter and more thermally efficient.

Our organic growth in the truck body segment is further supported by our recent investment in our new manufacturing facility in Little Falls, Minnesota, which complements our Final Mile production facility in Lafayette, Indiana.

So, why final mile?

This next slide tells the story. The key mega trends of Urbanization and ecommerce are fueling a trend toward consumer preference for home delivery. This is where we see what has been coined “the Amazon effect.”

Consumers want fast delivery to their homes, and virtually no consumer good is off limits. Ecommerce has grown to 8% of total retail sales, with expectations to grow at an 8-12% compound annual growth rate through 2025, nearly doubling in penetration by 2021

This is only the beginning of a transformation we will see in the logistics and distribution model. Wabash intends to be at the forefront of that evolution in the transportation market. The addition of Supreme to our family will help to assure that.

So, what’s the deal? Turning to slide 7, let’s review some of those details.

As you know, Wabash National will launch a tender offer of $21 per share, equal to an equity value of $364 million and an enterprise value of $342 million, after adjusting for the inclusion of net debt.

Supreme’s 2016 Sales were just shy of $300 million, with an Operating Income Margin of approximately 10% and a Gross Margin of greater than 22%.

We expect to close on the tender offer by October, which will be funded through a combination of cash and a new high-yield bond.

Not only does the combination of our two companies strengthen our foothold in the rapidly growing Final Mile space and diversify our product offerings, it also generates significant value from cost and operational synergies.

We fully expect the transaction to be accretive within the first full calendar year after close.

Why is Supreme such a great fit? Moving on to slide 8, we can clearly see some key characteristics of Supreme that made this acquisition so attractive to us.

First, Supreme has a broad portfolio of truck body products. They are the market leaders in the class 3-5 truck body segment, which proves to be a nice complement to our entry into the class 6 and 7 segment.

Next, they have a distributive manufacturing footprint that strategically spans the United States, which will significantly increase the customer reach of Wabash National’s existing truck body business.

Finally, Supreme has long-standing customer relationships with key truck body accounts that will prove complementary to our legacy customers.

Here we see the different classes of commercial vehicles in the final mile or truck body space.

Wabash’s initial entry into the Final Mile space was in the heavy-duty truck body segment with Class 6-8 vehicles.

Supreme has a broader more diverse portfolio that stretches from Class 2-7, which are identified as medium- to light-duty vehicles.

I would call that a perfect marriage. A marriage that creates a highly diversified player in the final mile arena. Fully equipped to meet the expanding needs of customers that are currently participating in the space, along with those who may enter in the future.

Why is that so compelling?

A look at slide 10 shows how growth in e-commerce and home delivery is changing the truck body segment within Final Mile – and why Supreme is such a good fit for Wabash. Out of more than 50 equipment manufacturers, Supreme is the second largest truck body manufacturer based on 2015 shipments.

The largest truck body segment is dry freight, where Wabash is already having success with our DuraPlate model, and where we’re introducing new composite technologies that reduce weight, such as our honeycomb core sidewall panels and molded structural composite floor.

2017 industry projections indicate more than 130K units in total, generating nearly $2 billion of revenue. While third-party forecasters currently believe this is a market expected to grow at a compound annual rate of 4.2%, our internal assessments lead us to believe that even greater growth potential exists, especially given the 8-12% annual growth that e-commerce is presently experiencing. Additionally, we believe, with our MSCt technology, opportunities for growth in the refrigerated truck body segment offer some of the greatest potential.

We can see that growth more clearly on this next slide, which shows Supreme’s last three years of financial performance. They have experienced significant growth in the top line as well as in their margin performance over these past three years.

I extend my congratulations to Mark and his team for the outstanding work that they have done during this time.

In terms of their present financial position, Supreme has a very solid backlog, 11% stronger than this time last year, with a favorable mix that should produce nice results for the balance of 2017. Current projections call for 2017 revenue to be up 5% from 2016.

Slide 12, to us, tells a very exciting story.

In the left hand column you see some of the actions Wabash National has taken since 2006 to diversify our revenue stream in efforts to both grow our business, while at the same time, reduce our dependence on dry van demand and decrease cyclical risk.

The acquisition of Supreme, on top of an 11-year journey of diversifying the company, positions Wabash to generate approximately 50% of consolidated revenues from offerings other than dry vans. We’ve made nice progress in the last decade, and we are well on our way to achieving our longer term goal of 33-40% dependence on dry van revenue.

Now I’d like to turn the call over to Brent to add more color on the synergy opportunities of this acquisition. Brent?

Brent L. Yeagy, President and Chief Operating Officer

Thanks, Dick. As you can see on slide 13, we have identified several categories for cost and revenue synergies that we are confident we can deliver.

Let’s look at some of the cost synergies. We have identified more than $20M of annual run-rate cost synergies that will be fully implemented by 2021.

First, and delivering the quickest implementation, are Supply Chain synergies. There is a tremendous amount of overlap between Wabash and Supreme’s bills of materials. The strong supplier relationships that we have cultivated over the last 32 years will create efficiencies and synergies for Supreme going forward. We also have identified several areas of sustainable working capital improvements that will enable us to release some cash from the enterprise.

The second area of opportunity is manufacturing synergies utilizing the Wabash Management System. We have a long and proven track record of implementing lean manufacturing and world-class business processes. We are confident these activities will enable us to streamline operations and reduce waste within Supreme’s operations as well.

Third, is the natural SG&A overlap that occurs when two public companies combine. We have identified several opportunities that will allow us to lower overall cost in this area.

Now, moving to the Revenue and Growth synergies. The Supreme acquisition presents a wide array of opportunities that will enable Wabash to grow Revenue. While a bit more difficult to pinpoint the exact magnitude and timing of implementation, we are extremely confident that the complementary nature of these two business that combine Supreme’s regional manufacturing and sales force with Wabash’s innovative technologies and lean manufacturing expertise will more quickly unlock sales opportunities with customers, within geographies and within markets than otherwise possible with the standalone enterprises.

On slide 14 you can see more detail into two key areas of sales synergy. The obvious opportunity is to be better positioned to serve our legacy Wabash National customers with a broad range of truck body products that cover Classes 2-8. We have seen many of our large fleet customers that have either entered or are planning to enter the Final Mile space. This has subsequently increased their needs for truck body equipment. With Wabash and Supreme together, we can enhance our ability to serve our existing customer base.

Next, and equally exciting, are our new technologies in truck body construction. We have been discussing our new technologies and how they will better serve Wabash National’s customers in both the truck body and van trailer markets. Now, with an expanded customer list and a broader manufacturing footprint, we can accelerate those efforts as we combine our innovation with Supreme’s manufacturing footprint and sales force.

You can see that footprint visually on slide 15. With Supreme’s 7 manufacturing facilities that span from California to Pennsylvania, we can serve a much higher percentage of the United States from a distribution perspective.

The red circles indicate top 20 metro areas by GDP. From the map, it becomes apparent that the addition of Supreme allows us to utilize our manufacturing capabilities to be in close proximity to many of these major markets.

Now let’s look at how this acquisition fits into Wabash. Upon closing this acquisition deal, we plan to re-organize Wabash National, as shown here on slide 16. Currently, truck bodies are reported under the Commercial Trailer Products segment.

Upon closing this deal, we will add a Final Mile Products segment to focus on this important growth area, while maintaining our Commercial Trailer Products and Diversified Products segments.

I’ll close with a look at the financials on slide 17. You can see how the two companies’ financial performances will complement each other. I want to point out the acquisition will be accretive to EPS in the first full calendar year, and the synergized margin of the two companies will produce operating margins in excess of 10%.

Even after the acquisition we will end 2017 with a net debt to EBITDA ratio less than 2x

Now, I’ll turn the call back to Dick to re-cap the investment.

Richard J. Giromini, Chief Executive Officer

Thanks, Brent. As you can clearly tell from today’s discussion, we are extremely excited about the opportunity to bring Supreme into our family. It’s truly the asset we’ve been looking for as a logical next step to support our strategic growth and diversification efforts. To recap some of the compelling business rationale:

First, Supreme adds a $300M revenue stream, and is the #2 player in the truck body segment.

Second, Supreme has very attractive margins at approximately 22% gross margin for 2017, with quick line of sight to 10% operating margin. We fully expect EPS accretion within one calendar year of close.

Third, Supreme has an experienced management team with extensive history in the growing Final Mile space.

Fourth, as Brent discussed, there are numerous benefits from cost and revenue synergy opportunities that can further enhance top line and margins.

Finally, and maybe most importantly, Supreme represents an expanded entry into a diversified product end market, with strong projected demand tied to mega trends in final mile delivery.

That pretty much sums it up. We’re excited. I hope that you are too.

With that I will turn the call over to the operator for questions.

Safe Harbor

This script contains certain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements convey Wabash National Corporation’s and Supreme Industries, Inc.’s current expectations or forecasts of future events. All statements contained in this script other than statements of historical fact are forward-looking statements. These forward-looking statements include, among other things, all statements regarding Wabash National’s and Supreme Industries’ outlooks for trailer, truck body and specialized vehicle shipments, backlogs, expectations regarding demand levels for trailers, truck bodies, specialized vehicles, non-trailer equipment and other diversified product offerings, pricing, profitability and earnings, cash flow and liquidity, opportunity to capture higher margin sales, new product innovations, growth and diversification strategies and expectations with regards to capital allocation. These and other forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Without limitation, these risks and uncertainties include uncertain economic conditions including the possibility that customer demands may not meet expectations, increased competition, reliance on certain customers and corporate partnerships, risks of customer pick-up delays, shortages and costs of raw materials, including the availability of chassis, risks in implementing and sustaining improvements in Wabash National’s or Supreme Industries’ manufacturing operations and cost containment efforts, changes in the costs or scope of certain regulatory actions, including product recalls, dependence on industry trends, timing and costs of indebtedness, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Supreme stockholders will tender their stock in the offer, the risk that competing offers will be made, changes in either companies’ businesses during the period between now and the closing, the successful integration of Supreme into Wabash’s business subsequent to the closing of the transaction, adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers, reliance on proprietary technology; management of growth and organizational change, risks associated with litigation, and competitive actions in the marketplace Readers should review and consider the various disclosures made by Wabash National and Supreme Industries in this script and in each company’s reports to its stockholders and periodic reports on Forms 10-K and 10-Q.

No Offer or Solicitation

The tender offer for Supreme Industries, Inc.’s outstanding common stock described in this script has not commenced, and this script is neither an offer to purchase nor a solicitation of an offer to sell shares of Supreme Industries, Inc.’s common stock. At the time the tender offer is commenced, Wabash National Corporation and Redhawk Acquisition Corporation will file a tender offer statement on Schedule TO and related materials (including an offer to purchase, a letter of transmittal and other offer documents) with the U.S. Securities and Exchange Commission (SEC) and Supreme Industries, Inc. will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (once they become available) will be available to all stockholders of Supreme Industries, Inc. free of charge on the SEC’s web site at http://www.sec.gov.